UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
17 March 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X               Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                  No X

Issued by Harmony Gold
Mining Company Limited

17 March 2010

For more details contact:

Esha Brijmohan
Investor Relations Officer

on +27 (0)82 759 1775

or

Marian van der Walt
Executive: Corporate and
Investor Relations

on +27 (0)82 888 1242

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

Fatality at Harmony’s Tshepong mine
Johannesburg. Wednesday, 17 March 2010. Harmony Gold Mining Company
Limited regrets to announce that a rockfall accident occurred at its Tshepong mine in the Free State today, resulting in the death of a mineworker.

The incident occurred at approximately 1:45 this morning in the development end,
2077 metres below surface.

The Department of Mineral Resources (DMR) stopped blasting operations at the mine to conduct a risk assessment. Management, together with the DMR commenced investigations today.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 17, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director